Exhibit 99.2

Prestige Wealth Inc. Announces First Half of Fiscal Year 2025 Financial Results

Hong Kong, September 19, 2025 /GlobeNewswire/ -- Prestige Wealth Inc. (Nasdaq: PWM) (the “Company” or “Prestige Wealth”), a wealth management and asset management services provider based in Hong Kong, today announced its unaudited financial results for the six months ended March 31, 2025.

Mr. Kazuho Komoda, the Company’s Chief Executive Officer, commented, “Reflecting upon the first half of fiscal year 2025, we completed the acquisitions of Wealth AI PTE LTD. (“Wealth AI”), InnoSphere Tech Inc. (“InnoSphere Tech”) and Tokyo Bay Management Inc. (“Tokyo Bay”). Wealth AI is a company based in Singapore that offers personalized, cost-effective wealth management solutions using artificial intelligence. Founded by AI experts from top technology companies, Wealth AI is dedicated to the transformative potential of artificial intelligence in wealth management. InnoSphere Tech is a technology company that leverages its advantages in web scraping technology to collect data on finance, wealth management, and related industries according to international standards. Through the accumulation and processing of large amounts of data, its system can train a specialized large model tailored for the wealth management industry, providing robust foundational support to clients in the financial sector that surpasses traditional general-purpose large models. Tokyo Bay is a company based in Tokyo, Japan, providing wealth management services, family affairs services, lifestyle management services and related value-added services to high-net-worth clients in Asia. We intend to leverage on our strategic layouts in technology driven innovation in the wealth management industry and to achieve further growth of our business.”

Mr. Komoda continued, “Benefited from our efforts and status of listed company, we have access to better business resources and financing capabilities. In fiscal year 2025, contributed by our advanced technology in wealth management area, we completed additional post IPO financing. This presents us with great opportunities, and we want to assure our clients and shareholders that we are good position of development. We will continue to create value for all shareholders.”

First Half of Fiscal Year 2025 Financial Results

	For the Six Months Ended March 31,
	2025	2024	Change	Change
	USD	USD	USD	%
	(Unaudited)	(Unaudited)
Selected Unaudited Interim Condensed Consolidated Statements of Income Data:
Net revenues	287	497,629	(497,342)	(99.94)
Operation cost and expenses	(3,716,180)	(1,105,629)	(2,610,551)	236.11
Loss from operations	(3,715,893)	(608,000)	(3,107,893)	511.17
Other income	33,857	118,580	(84,723)	(71.45)
Loss before income taxes	(3,682,036)	(489,420)	(3,192,616)	652.33
Income taxes benefits (expenses)	46,948	(14,009)	60,957	(435.13)
Net loss	(3,635,088)	(503,429)	(3,131,659)	622.07
Loss per ordinary share – basic and diluted	(0.127)	(0.055)	(0.072)	130.91

Net Revenues

Net revenues were $287 in the six months ended March 31, 2025, compared to $497,629 in the six months ended March 31, 2024. The decrease was primarily due to decrease in net revenue from asset management services.

●	Net revenue from wealth management services was $287 in the six months ended March 31, 2025, compared to $11,685 in the six months ended March 31, 2024. The decrease was primarily due to the decreased number of cases of referrals.

●

Net revenue from asset management services was $nil in the six months ended March 31, 2025, decreased from $485,944 in the six months ended March 31, 2024. The decrease was due to the fact that the Company ceased its asset management related business since August 2024 to focus on its technology driven innovation in wealth management business.

Operating Costs and Expenses

Operating costs and expenses are primarily comprised of selling, general and administrative expenses. Selling, general and administrative expenses were $3,716,180 in the six months ended March 31, 2025, compared to $1,105,629 in the six months ended March 31, 2024. The increase in selling, general and administrative expenses was mainly due to the increase in share-based compensation for employees.

Loss from operations

Loss from operations was $3,715,893 in the six months ended March 31, 2025, compared to a loss from operations of $608,000 in the six months ended March 31, 2024.

Income Tax Benefits (Expenses)

Income tax benefits were $46,948 in the six months ended March 31, 2025, compared to an income tax expenses of $14,009 in the six months ended March 31, 2024.

Net Loss

Net loss was $3,635,088 in the six months ended March 31, 2025, compared to the net loss of $503,429 in the six months ended March 31, 2024.

Basic and Diluted loss per Share

Basic and diluted loss per share was $0.127 in the six months ended March 31, 2025, compared to basic and diluted loss per share $0.055 in the six months ended March 31, 2024.

Balance Sheet

As of March 31, 2025, the Company had cash and cash equivalents of $6,661, compared to $13,190 as of September 30, 2024.

Cash Flow

Net cash used in operating activities was $82,884 in the six months ended March 31, 2025, compared to net cash used in operating activities of $2,995,580 in the six months ended March 31, 2024, mainly due to decrease in prepayment.

Net cash used in investing activities was $179,132 in the six months ended March 31, 2025, compared to net cash provided by investing activities of $2,862,641 in the six months ended March 31, 2024, due to decease in loan and interest repayment from a third party.

Net cash provided in financing activities was $250,000 in the six months ended March 31, 2025, compared to net cash provided in investing activities of $nil in the six months ended March 31, 2024, due to increase in proceeds from private placement.

Recent Accounting Pronouncements

On November 27, 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. ASU 2023-07 is designed to improve the reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses that are regularly provided to the CODM. All public entities will be required to report segment information in accordance with the new guidance starting in annual periods beginning after December 15, 2024, with early adoption permitted. The Group adopted this guidance during the period ended March 31, 2025. The impact of the adoption of this guidance was not material to our financial position or results of operations, as the requirements impact only segment reporting disclosures in our notes to financial statements. See Segment Reporting above for further details.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 expands existing income tax disclosures for rate reconciliations by requiring disclosure of certain specific categories and additional reconciling items that meet quantitative thresholds and expands disclosures for income taxes paid by requiring disaggregation by certain jurisdictions. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The Group is currently evaluating the impact of adopting the standard and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

In January 2025, the FASB issued ASU 2025-01, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40) clarified the effective date of ASU 2024-03 published on November 4, 2024. ASU 2024-03 expanded the disclosure of financial statements under ASC 220-40 and requires public business entities (“PBE”) to provide a disaggregated disclosure of certain expense captions into specified categories in disclosure within the footnote to the financial statements while it does not change the expense captions on the face of the income statement. In the footnote to the financial statements, PBEs are required to disaggregate, in a tabular presentation, each relevant expense caption on the face of the income statement that includes any of the following natural expenses: (1) purchases of inventory, (2) employee compensation, (3) depreciation, (4) intangible asset amortization, and (5) depreciation, depletion, and amortization (DD&A) recognized as part of oil and gas-producing activities or other types of depletion expenses. The tabular disclosure would also include certain other expenses, when applicable. This ASU will be effective for PBEs for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is allowed. The Company is evaluating the impact of the adoption of this guidance in its consolidated financial statements.

Recent Developments

On April 23, 2025, the Company entered into an Amended and Restated Securities Purchase Agreement (the “Amended and Restated Agreement”) with certain accredited investors for a private placement offering, which amended and restated a Securities Purchase Agreement dated as of March 7, 2025. Pursuant to the terms of the Amended and Restated Agreement, the Company agreed to sell, and the investors agreed to purchase, (i) 32,608,696 Class A ordinary shares, par value $0.000625 per share (the “Ordinary Shares”); (ii) Series C ordinary warrants to purchase up to 24,456,522 Ordinary Shares, and (iii) Series D ordinary warrants to purchase up to 24,456,522 Ordinary Shares (collectively, the “Private Placement”). The purchase price for each Ordinary Share and associated Series C ordinary warrant and Series D ordinary warrant is US$0.23. The Private Placement was consummated on August 14, 2025. The Company received an aggregate amount of gross proceeds from the Private Placement of approximately US$7,500,000, before deducting any offering expenses payable by the Company.

On April 25, 2025, the Company entered into a Project Outsourcing Agreement (the “Agreement”) with (i) InnoSphere Tech Inc. (“InnoSphere Tech”), a wholly-owned subsidiary of the Company, and (ii) certain service providers (“Party B”). Pursuant to the Agreement, Party B will provide services for the construction of MGAI Privatization Large Model System to InnoSphere Tech. In consideration of the services, the Company will issue to Party B (or its designees) 10,000,000 newly issued restricted shares (the “Shares”) of the Company’s Class A ordinary shares of par value US$0.000625 each at a price of US$0.265 per Share.

On June 25, 2025, the Company entered into a definitive share purchase agreement pursuant to which the Company agreed to sell all of the issued and outstanding shares of Prestige Assets International Inc. (“PAII”), a wholly owned subsidiary incorporated in the British Virgin Islands, and three subsidiaries of PAII, namely Prestige Asset Management Limited, Prestige Global Asset Management Limited and Prestige Global Capital Inc., operating asset management business, to a third party. The transaction closed on the same day.

About Prestige Wealth Inc.

Prestige Wealth Inc. is a wealth management related services provider based in Hong Kong, assisting its clients in identifying and purchasing well-matched wealth management products and technology driven innovation in wealth management business. With a focus on quality service, the Company has retained a loyal customer base consisting of high-net-worth and ultra-high-net-worth clients and wealth management related enterprise clients in Asia. Through the Company’s wealth management service, it introduces clients to customized wealth management products and solutions, and provides them with tailored value-added services. The Company provided asset management services via investment funds that it manages and also provides discretionary account management services and asset management-related advisory services to clients. For more information, please visit the Company’s website: https://ir.prestigewm.hk.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Prestige Wealth Inc.

Investor Relations Department

Email: ir@pwmweb.com

PRESTIGE WEALTH INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2025	September 30, 2024
	(Unaudited)
CURRENT ASSETS
Cash and cash equivalents	$6,661	$13,190
Accounts receivable	12,770	12,916
Contract asset	—	483
Note Receivables	682,831	753,699
Amounts due from related parties	—	—
Right-of-use assets, current	—	158,458
Income tax receivable	71,994	40,221
Prepaid deposit for acquisition	—	1,999,400
Prepaid expenses and other assets	309,216	718,155
Total current assets	1,083,472	3,696,522

NON-CURRENT ASSETS
Right-of-use asset, non-current	$—	$—
Deposit for long term investment	2,881,081	2,631,081
Intangible assets	512,460	—
Goodwill	13,674,164	—
Total non-current assets	$17,067,705	$2,631,081
Total assets	$18,151,177	$6,327,603

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Income tax payable	$—	$15,057
Lease liability, current	—	180,517
Amounts due to related parties	—	85,601
Deferred tax liabilities	98,419	11,390
Deposits from private placement	—	2,750,000
Other payables and accrued liabilities	2,104,283	244,270
Total current liabilities	$2,202,702	$3,286,835
Total liabilities	$2,202,702	$3,286,835

Shareholders’ equity
Ordinary share ($0.000625 par value, 160,000,000 shares authorized, 46,303,070 shares issued and outstanding as of March 31, 2025 and 14,466,667 shares issued and outstanding as of September 30, 2024)*	$28,940	$9,042
Additional paid in capital	26,169,691	6,314,516
Subscription receivable	(3,334,722)	—
Accumulated deficit	(6,868,924)	(3,233,836)
Accumulated other comprehensive loss	(46,510)	(48,954)
Total shareholders’ equity	$15,948,475	$3,040,768
Total liabilities and shareholders’ equity	$18,151,177	$6,327,603

*	The shares are presented on a retroactive basis to reflect the Company’s share subdivision on July 15, 2022.

PRESTIGE WEALTH INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the six months ended March 31,
	2025	2024
	(Unaudited)	(Unaudited)
Net revenue
Wealth management services
Referral fees	$287	$11,685

Asset management services
Advisory service fees	—	459,974
Management fees	—	25,970
Subtotal	—	485,944
Total net revenue	287	497,629

Gross Margin	287	497,629

Operation cost and expenses
Selling, general and administrative expenses	3,716,180	1,105,629
Total operation cost and expenses	3,716,180	1,105,629

Loss from operations	(3,715,893)	(608,000)

Other income	33,857	118,580

Loss before income taxes	(3,682,036)	(489,420)
Income taxes benefits (expenses)	46,948	(14,009)

Net loss	$(3,635,088)	$(503,429)

Other comprehensive income
Foreign currency translation adjustment	2,444	681
Total comprehensive income	$(3,632,644)	$(502,748)

Loss per ordinary share
Basic and diluted	$(0.127)	$(0.055)

Weighted average number of ordinary shares outstanding*
Basic and diluted	28,684,671	9,150,000